[STUBBS, ALDERTON & MARKILES, LLP LETTERHEAD]

                                           GREGORY AKSELRUD
                                           Partner
                                           Direct       818.444.4503
                                           Voice
                                           Direct Fax   818.474.8603
                                           Mobile       310.497.3910
                                           E-Mail       gakselrud@biztechlaw.com


January 17, 2006

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance 450
Fifth Street, N.W.
Washington, D.C. 20549-1004
Attn: Mr. William Choi, Accounting Branch Chief

         RE:      BLUE HOLDINGS, INC.
                  RESPONSE TO STAFF COMMENTS OF DECEMBER 30, 2005
                  WITH RESPECT TO:
                  FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004 FILED MARCH 31, 2005
                  FILE NO. 0-33297

Ladies and Gentlemen:

         On behalf of Blue Holdings, Inc., a Nevada corporation (the "COMPANY"), we are providing this letter in response to the comment letter dated December 30, 2005 (the "COMMENT LETTER"), provided by the Staff of the U.S. Securities and Exchange Commission (the "STAFF"). Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 8

REVENUE RECOGNITION, PAGE 8

1. PLEASE CONFIRM TO US THAT ALL OF THE ELEMENTS OF REVENUE RECOGNITION HAVE OCCURRED BEFORE RECORDING THE RELATED AMOUNTS IN YOUR STATEMENTS OF INCOME INCLUDING WHETHER TITLE OF THE GOODS AND RISK OF LOSS HAS PASSED TO THE BUYER. SEE SAB TOPIC 13. PLEASE ALSO CLARIFY YOUR REVENUE RECOGNITION POLICY IN FUTURE FILINGS.

         The Company hereby confirms that all of the elements of revenue recognition occur before the Company records the related amounts into its statements of income, namely, and in each case, (1) the Company receives a written purchase order from the customer evidencing all of the sale terms; (2) delivery occurs and risk of ownership



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
Securities and Exchange Commission
January 17, 2006
Page 2


         passes, (3) the selling price is determined and fixed, and (4) collectibility is reasonably assured either through payment received or fulfillment of all the terms and conditions of the purchase order.

         In future filings, the Company will revise its statement regarding its revenue recognition policy as follows:

         "Revenue is recognized when merchandise has been shipped against a customer's written purchase order, the risk of ownership has passed, selling price has been fixed and determined, and collectibility is reasonably assured either through payment received, or the fulfillment of all the terms and conditions of the particular purchase order.
         Revenue is recorded net of estimated returns, charge backs and markdowns based on management's estimates and historical experience."


NOTE 3-DUE FROM FACTOR, PAGE 11

2. PLEASE EXPLAIN TO US IN DETAIL WHY TRANSFERS OF ACCOUNTS RECEIVABLE UNDER YOUR FACTORING ARRANGEMENT SATISFIES EACH OF THE CONDITIONS IN PARAGRAPH 9 OF FAS 140 TO BE ACCOUNTED FOR AS SALES. IN DOING SO, PLEASE ADDRESS TRANSFERS WITHOUT RECOURSE AND TRANSFERS WITH RECOURSE. PLEASE ALSO EXPLAIN TO US IN DETAIL HOW YOU ARE ACCOUNTING FOR THE TRANSFERS. IN DOING SO, TELL US HOW YOU ESTIMATE THE FAIR VALUE OF THE AMOUNTS DUE FROM FACTOR AND YOUR RECOURSE OBLIGATIONS WITH RESPECT TO TRANSFERS WITH RECOURSE AT THE TRANSACTION DATES.

         PARAGRAPH 9 OF FAS 140

         The Company respectfully submits that transfers of accounts receivable under its factoring arrangement satisfy each of the conditions in paragraph 9 of FAS 140. The Company's analysis is as follows:

         1. There are clear statements on the factored invoices indicating that those particular invoices have been assigned to the factor and that all payments must be made directly to the factor. These statements on the invoices clearly isolate the transferred assets from the Company, even in the event of bankruptcy or other receivership.

         2. There are no conditions set forth in the Company's or its subsidiaries' respective factoring agreements which constrain or limit the right of the factor to pledge or exchange the receivables acquired from the Company or its subsidiaries to or with any third party. The fact that the Company's factor has pledged and re-assigned the receivables to its own bankers evidences this.

Securities and Exchange Commission
January 17, 2006
Page 3


         3. The receivables are sold to the factor for an amount equal to the value of the receivable, less a factoring commission, and less a reserve for customer disputes, returns and damaged goods. The reserve represents a customary right of recourse in the event of shipment shortages, customer disputes, and returns or damaged goods. Accounts approved by the factor or offered prior to their maturity (i.e., the date when the receivable is due) and accepted by the factor, are at all times acquired by the factor with no recourse to the Company subject to the above deductions for the factor reserve and customary deductions related to shipments, disputes and returns. "Client risk accounts" are generally accounts not approved by the factor but for which the account receivables are nevertheless purchased thereby under the respective factoring agreements. With respect to client risk accounts, which are deemed recourse accounts, the factor cannot require the Company, or its subsidiaries, to repurchase any unpaid client risk account until sixty days following the date it was due (i.e., the date it had matured), subject to certain circumstances related to the bona fide nature of the client risk account. Historically, no such repurchase has ever been required.


         ACCOUNTING FOR THE TRANSFER OF RECEIVABLES

         The Company accounts for the transfer of receivables as a sale to the factor and reports the fair value or net amount of receivables not yet paid to it by the factor as "Due from Factor". This fair value or net amount equals gross receivables less the sales proceeds from the factor, and less an amount of reserve for estimated contingencies such as disputes, returns and damages based on management's estimates and historical experience. In the case of transfers with recourse, i.e., client risk accounts, an additional reserve is also made for potential bad debt (also based on management's estimates and historical experience). A reserve system based on the aging of the receivables is in place for this purpose.

Securities and Exchange Commission
January 17, 2006
Page 4


         In connection with the foregoing, please be advised that the Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o The Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing;

         o The Company may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone the Company's Chief Financial Officer, Patrick Chow, at (323) 201-3835, or the undersigned, at (818) 444-4503.

                                               Sincerely,

                                               /s/ Greg Akselrud
                                               ---------------------
                                               Greg Akselrud



cc:      Patrick Chow